Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 22, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No____✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.                                       News release dated July 11, 2005 entitled “ VODAFONE ANNOUNCES NEW FOUR YEAR SPONSORSHIP OF THE ENGLAND CRICKET TEAM”

2.                                       News release dated July 14, 2005 entitled “VODAFONE GERMANY INVESTOR AND ANALYST DAY”

3.                                       News release dated July 25, 2005 entitled “VODAFONE JOINS JAVA VERIFIED ™ PROGRAM”

4.                                       Stock Exchange Announcement dated July 1, 2005 entitled ‘Directors Interests’

5.                                       Stock Exchange Announcement dated July 4, 2005 entitled ‘Notification of Major Interests in Shares’

6.                                       Stock Exchange Announcement dated July 4, 2005 entitled ‘Exercise of Options’

7.                                       Stock Exchange Announcement dated July 5, 2005 entitled ‘Exercise of Options’

8.                                       Stock Exchange Announcement dated July 6, 2005 entitled ‘Transactions in Own Securities’

9.                                       Stock Exchange Announcement dated July 7, 2005 entitled ‘Transactions in Own Securities’

10.                                 Stock Exchange Announcement dated July 7, 2005 entitled ‘Exercise of Options’

11.                                 Stock Exchange Announcement dated July 8, 2005 entitled ‘Transactions in Own Securities’

12.                                 Stock Exchange Announcement dated July 8, 2005 entitled ‘Transaction in Own Securities’

13.                                 Stock Exchange Announcement dated July 8, 2005 entitled ‘Director Shareholding’

14.                                 Stock Exchange Announcement dated July 11, 2005 entitled ‘KPI Close Period Share Purchases’

15.                                 Stock Exchange Announcement dated July 12, 2005 entitled ‘Transaction in Own Securities’

16.                                 Stock Exchange Announcement dated July 12, 2005 entitled ‘Exercise of Options’

17.                                 Stock Exchange Announcement dated July 13, 2005 entitled ‘Transactions in Own Securities’

18.                                 Stock Exchange Announcement dated July 14, 2005 entitled ‘Transactions in Own Securities’

19.                                 Stock Exchange Announcement dated July 15, 2005 entitled ‘Transactions in Own Securities’

20.                                 Stock Exchange Announcement dated July 15, 2005 entitled ‘Notification of Transactions of Directors,
Persons Discharging Managerial Responsibility or Connected Persons’

21.                                 Stock Exchange Announcement dated July 18, 2005 entitled ‘Purchase of Own Securities’

22.                                 Stock Exchange Announcement dated July 18, 2005 entitled ‘Notification of Major Interests in Shares’

23.                                 Stock Exchange Announcement dated July 19, 2005 entitled ‘Purchase of Own Securities’

24.                                 Stock Exchange Announcement dated July 20, 2005 entitled ‘Transactions in Own Securities’

25.                                 Stock Exchange Announcement dated July 20, 2005 entitled ‘Grant of Sharesave’

26.                                 Stock Exchange Announcement dated July 21, 2005 entitled ‘Transactions in Own Securities’

27.                                 Stock Exchange Announcement dated July 22, 2005 entitled ‘Transactions in Own Securities’

28.                                 Stock Exchange Announcement dated July 25, 2005 entitled ‘Transactions in Own Securities’

29.                                 Stock Exchange Announcement dated July 26, 2005 entitled ‘Transactions in Own Securities’

30.                                 Stock Exchange Announcement dated July 27, 2005 entitled ‘Transactions in Own Securities’

31.                                 Stock Exchange Announcement dated July 27, 2005 entitled ‘Transactions of Directors, Persons
Discharging Managerial Responsibility or Connected Persons’

32.                                 Stock Exchange Announcement dated July 27, 2005 entitled ‘Director Shareholding’

33.                                 Stock Exchange Announcement dated July 28, 2005 entitled ‘Transaction in Own Securities’

34.                                 Stock Exchange Announcement dated July 29, 2005 entitled ‘Transaction in Own Securities’

11 July 2005

VODAFONE ANNOUNCES NEW FOUR YEAR SPONSORSHIP OF

THE ENGLAND CRICKET TEAM

Vodafone today announces a new agreement with the England and Wales Cricket Board with a commitment to continue its sponsorship of the England Cricket Team for a further four years.  Vodafone has been the team sponsor since the 1997 tour to the West Indies and this agreement will now continue through to the end of the 2009 Ashes Series.

The new commercial partnership provides Vodafone with a full package of sponsorship rights; branding on all playing and training kit, extensive access to the England players, and exclusive 3G mobile content.  Starting with this summer’s Ashes series, all Vodafone live! with 3G customers will be able to watch video highlights of all the action from England’s home matches on their mobile phone.

Commenting on the agreement, Peter Bamford, Vodafone Group’s Chief Marketing Officer said, “We are pleased to announce this new partnership with the England and Wales Cricket Board which extends our relationship with the England Cricket Team.  The inclusion of the 3G cricket rights in this deal further expands the parameters of our partnership and ensures that cricket fans across the country will be able to catch the action on the field wherever they are.”

David Collier, Chief Executive of the England and Wales Cricket Board added, “The ECB places great value on Vodafone’s commitment to English cricket and we look forward to another successful partnership. This four year agreement, which includes sponsorship of the England “A” Team, the England Women’s Team and the ECB National Cricket Academy Teams, demonstrates Vodafone’s ongoing commitment to cricket and provides the ECB with valuable support in our longer term objective of delivering continuing success at the national level.”

- ends -

Notes to editors:

About Vodafone

Vodafone is the world’s largest mobile community with 154.8 million proportionate customers, equity interests in 27 countries and Partner Networks in a further 14 countries.

For further information about Vodafone, please visit the Vodafone Group Web site: www.vodafone.com.

For further information contact:

Maria Bellanca, Head of Group Sports Sponsorship PR, Vodafone Group

Tel:  +44 (0) 7919 228228

E-mail: maria.bellanca@vodafone.com

Colin Gibson, Head of Communications, ECB

Tel:  + 44 (0) 207 432 1200

E-mail:  colin.gibson@ecb.co.uk

14 July 2005

VODAFONE GERMANY INVESTOR AND ANALYST DAY

Vodafone Germany, a wholly owned subsidiary of Vodafone Group Plc (“Vodafone Group”), is today hosting an investor and analyst day in Düsseldorf.

The day will principally consist of a series of presentations by the senior management of Vodafone Germany, including:

•	An overview of the German market and Vodafone’s position within it, by Jürgen von Kuczkowski, Chief Executive Officer

•	An outline of the commercial strategy, by Fritz Joussen, Chief Operating Officer and Chief Executive Officer designate

•	A financial review, by Albert Weismüller, Chief Financial Officer

The presentations will provide an update on 3G and the success of its associated products and services in Germany, including:

•	Vodafone Germany now has over half a million 3G devices registered on its network. As at 30 June 2005 there were 411,000 consumer 3G devices and 117,000 Mobile Connect 3G data cards.

•

Vodafone Germany’s 3G network coverage now extends to 1,200 towns and cities in Germany, which corresponds to around 60 percent of the population. By the end of March 2006, 70 percent of the population are expected to have access to Vodafone’s 3G services.

•

MobileTV, which was launched in November 2004, has quickly become the most popular 3G service for Vodafone Germany, with around 100,000 customers watching TV on their mobile during the month of June. Vodafone MobileTV offers 15 channels on-line and 4 live channels, including CNN and Eurosport and also offers the biggest soap in Germany exclusively.

•	A successful launch of Vodafone Zuhause, a mobile service offering an alternative to fixed line services within the home zone.

•	Mobile music continues to be a popular service with a catalogue of over 500,000 songs. Customers of Vodafone Germany download more than 100,000 songs every month, and the number is growing.

The event in Düsseldorf will be broadcast live via a webcast available on the Vodafone website (www.vodafone.com/investor) beginning at 11:30 BST (12:30 CET). All presentations and related materials will be made available through the webcast.

- ends -

For further information:

Vodafone Group Plc

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations

Charles Butterworth

Darren Jones

Sarah Moriarty

Tel: +44 (0) 1635 673310

Media Relations

Bobby Leach

Jon Earl

Tel: +44 (0) 1635 673310

Notes for editors:

Vodafone Group is the world’s largest mobile community with 154.8 million proportionate customers, equity interests in 27 countries and Partner Networks in a further 14 countries. For further information about Vodafone, please visit the Vodafone Group Web site: www.vodafone.com .

Vodafone Germany is a wholly owned subsidiary of Vodafone Group Plc, with over 27 million customers as at 31 March 2005. Vodafone Germany accounted for approximately 17% of the Group’s mobile revenues for the year ended 31 March 2005.

25 July 2005

VODAFONE JOINS JAVA VERIFIEDTM PROGRAM

Vodafone today announces that it has joined the Java Verified™ Program, a program to provide a unified process for the testing and certification of Java™ technology-based applications for mobile handsets. In joining the program Vodafone becomes the first mobile operator to become a Platinum member in the initiative.

The Java Verified Program is fast becoming the standard for mobile Java application testing since its launch in February 2004 by Motorola, Nokia, Sony Ericsson, Siemens and Sun Microsystems. The program provides developers with the most effective way to test, promote and distribute mobile content to global end-users and subscribers. Developers whose applications successfully pass Java Verified testing can choose to participate in the marketing and distribution program offered by Vodafone.

Guy Laurence, Global Terminals and Consumer Marketing Director, Vodafone Group, said, “Vodafone has already stated its commitment to reducing fragmentation in the mobile content value chain. Our advocacy of the Java Verified Program further demonstrates that commitment by helping lead the industry towards a standard approach to testing. A single testing process ensures that developers can now more easily reach out to the millions of Vodafone live! customers worldwide, with significantly reduced time-to-market.

“Vodafone will also bring to the Java Verified Program a considerable experience in certification as an operator, and will work closely with Sun Microsystems and the other members of the program to ensure evolution of testing standards in line with the growth and needs of the industry going forward.”

“We have entered a new era of participation on the network.  2005 marks the year that worldwide mobile phone deployments officially surpass the total worldwide installation of both PCs and fixed-line phones – and it will only expand from here,” said Jonathan Schwartz, President and COO at Sun Microsystems. “Vodafone brings a wealth of experience to the Java Verified Program, and their active participation with Sun and its partners in this initiative helps the entire mobile communications ecosystem monetize the enormous growth in the wireless market.”

Vodafone is confident that the market is mature enough to migrate from previous certification methods and beginning 25th July 2005, will require all new mobile Java applications distributed over Vodafone live! to be successfully tested under the Java Verified Program. By defining common criteria for content testing, the Java Verified Program provides developers with the most effective way to test, promote, and distribute mobile content to global end-users and subscribers.

For more information on the Java™ Verified Program please see:

http://www.javaverified.com/index.jsp

- ends -

For further information:

Vodafone Group Plc

Media Relations

Ben Padovan

Janine Young

Tel: +44 (0) 1635 673310

About Vodafone

Vodafone is the world’s largest mobile community with over 165 million proportionate customers, equity interests in 27 countries and Partner Networks in a further 14 countries.

For further information about Vodafone, please visit the Vodafone Group website: www.vodafone.com.

Trademarks: All trademarks and registered trademarks are the property of their respective owners.

Sun, Sun Microsystems, Java, and Java Verified are all trademarks

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R (i) of the Disclosure Rules sourcebook, I have to inform you of the following changes in share interests of directors of the Company:

	Number of ordinary shares of US$0.10 in the capital of Vodafone Group Plc
	A	B	C	D	E	F
	Vesting of long term incentive award shares (1) (3)	Vesting of short term incentive award shares (2)	No. of shares sold (4)	No. of shares transferred (5)	Short term incentive new awards (6)	AllShares awards (7)
Arun Sarin*	-	-	-	-	1,260,747	320
Peter Richard Bamford*	485,281	1,056,466	1,255,432	286,315	-	320
Thomas Geitner*	371,510	329,205	289,894	410,821	428,179	320
Sir Julian Horn-Smith*	633,837	1,324,070	802,743	1,155,164	-	320
Kenneth John Hydon*	485,281	1,081,324	642,309	924,296	-	-
James Brian Clark	218,583	-	54,646	163,937	-	320
Paul Michael Donovan	142,171	319,932	189,464	272,639	-	320
Pietro Guindani	-	-	-	-	-	320
Alan Paul Harper	244,290	653,208	367,975	529,523	514,603	320
Simon David Lewis	-	-	-	-	-	320
Jürgen von Kuczkowski	213,565	-	101,807	111,758	-	-
Timothy Marshall Miles	-	-	-	-	-	320
William Thomas Morrow	-	-	-	-	-	320
Stephen Roy Scott	183,401	490,396	276,258	397,539	-	320
Shiro Tsuda	-	-	-	-	-	320
Philip Roy Williams	183,401	490,396	276,258	397,539	-	-

* Denotes Main Board Director

(1)

The Trustees of the Vodafone Group Employee Trust have resolved to release these shares to directors following assessment of the performance, time and employment conditions to which the awards were subject. Based on the performance achieved, 45.4% of the shares comprised in the original award have vested and the remainder of the award has lapsed. The awards were granted on 1 August 2002 in accordance with the Vodafone Group Plc 1999 Long Term Stock Incentive Plan, with the exception of award to Paul Donovan, whose award was granted on 1 July 2002 in accordance with the Vodafone Group Long Term Incentive Plan.

(2)

The Trustees of the Vodafone Group Employee Trust have resolved to release these shares to directors following assessment of the performance, time and employment conditions to which the awards were subject. Based on the performance achieved, 100% of the shares comprised in the original award have vested. The awards were granted on 1 July 2003 in accordance with the Vodafone Group Short Term Incentive Plan.

(3)

The figures in columns A and B are the number of shares comprised in the vested percentage of the original award plus the number of shares that represent the value of dividends declared and paid or payable in respect of such shares since the date of award.

(4)

The figures in column C are the number of shares out of those listed in columns A and B that the Company has been advised by Mourant & Co were sold by the Trustees of the Vodafone Group Employee Trust on 1 July 2005. These share sales were made at 136.6332 pence per share on behalf of the directors to satisfy the tax liabilities arising on the release of the shares to directors. In addition, 623,314 shares were sold on behalf of Peter Bamford at a price of 136.6332 pence per share.
(5)

The figures in column D are the net number of shares that the Company has been advised by Mourant & Co were on 1 July 2005 transferred from the Trustees to the directors in satisfaction of the vesting of the long term and short term awards of shares disclosed in columns A and B.

(6)

The Company was advised by Mourant & Co on 1 July 2005 that, further to conditional awards made by the Trustees of the Vodafone Group Employee Trust in accordance with the Vodafone Group Short Term Incentive Plan, the number of shares in column E were on 1 July 2005 awarded at a price per share of 136.6332 pence. The cash equivalent values of two thirds of these awards were outlined in the Annual Report and Accounts and Form 20-F for the year ended 31 March 2005. The shares will normally be transferred to participants on or shortly after the second anniversary of the date of grant of the award, subject to the continued employment of the participants. The vesting of one third of the shares in each award is additionally conditional on the achievement of a performance target approved by the Remuneration Committee. The condition is dependent on growth in adjusted earnings per share over the two year performance period. Seventy-five percent of the award subject to the performance condition will be released for the achievement of EPS growth of eleven percent over the two year period, rising on a straight line basis to one hundred percent vesting for growth of sixteen percent over the two-year period.

(7)

An award of 320 shares was today granted on an all employee basis by the Trustees of the Vodafone Global Employee Share Trust. The awards have been made in accordance with the Vodafone Group Plc 1999 Long Term Stock Incentive Plan. The shares were awarded at a price of 136 pence per share. The vesting of these awards is conditional on continued employment with the Vodafone Group until 1 July 2007.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Mr A Sarin	4,844,000
Mr P R Bamford	533,591
Mr T Geitner	828,521
Sir Julian Horn-Smith	2,973,961
Mr K J Hydon	3,371,349

The Company was notified of these changes on 1 July 2005.

S R Scott
Company Secretary

Notification of Major interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was notified today by Fidelity Investments International that on 27 June 2005 FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, held, solely for investment purposes, a total of 1,903,187,878 ordinary shares of US$0.10 each in the capital of the Company, in the following form:

1,387,619,928 Ordinary shares

515,567,950 Ordinary shares from ADR conversion

These holdings represent approximately 2.99 per cent of the issued ordinary shares capital of the Company.

S R Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

EXERCISE OF OPTIONS

Vodafone Group Plc (“Vodafone”) announces that on 1 July 2005 59,029,938 options were exercised by participants in its employee share schemes.

Vodafone intends to transfer the relevant number of ordinary shares of U.S.$0.10 each, which were previously held as treasury shares, to satisfy the exercise of such options.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

EXERCISE OF OPTIONS

Vodafone Group Plc (“Vodafone”) announces that on 4 July 2005 15,371,614  options were exercised by participants in its employee share schemes.

Vodafone intends to transfer the relevant number of ordinary shares of U.S.$0.10 each, which were previously held as treasury shares, to satisfy the exercise of such options.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	5 July 2005

Number of ordinary shares purchased:	45,500,000

Highest purchase price paid per share:	137p

Lowest purchase price paid per share:	136p

Volume weighted average price per share:	136.6466p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,069,500,000 shares at a cost (including dealing and associated costs) of £1,476,292,744.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 July 2005

Number of ordinary shares transferred:	59,029,938

Highest transfer price per share:	136p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,795,470,062 of its ordinary shares in treasury and has 63,554,085,290 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	6 July 2005

Number of ordinary shares purchased:	45,000,000

Highest purchase price paid per share:	139p

Lowest purchase price paid per share:	137.25p

Volume weighted average price per share:	138.0533p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,114,500,000 shares at a cost (including dealing and associated costs) of £1,538,739,774.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 July 2005

Number of ordinary shares transferred:	23,144,408

Highest transfer price per share:	136.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,817,325,654 of its ordinary shares in treasury and has 63,510,218,358 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

EXERCISE OF OPTIONS

Vodafone Group Plc (“Vodafone”) announces that on 6 July 2005 13,039,179 shares under option were exercised by participants in its employee share schemes.

Vodafone intends to transfer ordinary shares of US$0.10 each, which were previously held as treasury shares, to satisfy 11,759,815 shares exercised under option and to allot and issue ordinary shares of US$0.10 each to satisfy 1,279,364 shares exercised under option.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	7 July 2005

Number of ordinary shares purchased:	55,000,000

Highest purchase price paid per share:	135.5p

Lowest purchase price paid per share:	134.5p

Volume weighted average price per share:	135.1491p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,169,500,000 shares at a cost (including dealing and associated costs) of £1,613,458,307.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 July 2005

Number of ordinary shares transferred:	11,759,815

Highest transfer price per share:	136.5p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,860,565,839 of its ordinary shares in treasury and has 63,456,497,722 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 July 2005

Number of ordinary shares transferred:	4,836,603

Highest transfer price per share:	138p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 4,855,729,236 of its ordinary shares in treasury and has 63,555,542,660 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R (i) of the Disclosure Rules sourcebook, I have to inform you that the Company has been advised that Mr Thomas Geitner (an executive director of the Company) has today sold 396,340 ordinary shares of US$0.10 each in the capital of the Company at a price of 138.539p per share.

As a result of this transaction Mr Geitner has an interest, excluding unexercised share options and incentive shares, of 432,181 shares in the Company.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

KPI CLOSE PERIOD SHARE PURCHASES

Vodafone Group Plc (“Vodafone”) announces that on 8 July 2005 it instructed The Law Debenture Trust Corporation p.l.c. to deliver irrevocable instructions to a number of banks to purchase shares on its behalf during the period relating to the publication of its key performance indicators which starts from today’s date and ends on the day of Vodafone’s Annual General Meeting on 26 July 2005 (the “KPI Close Period”).

The purchase of shares in the KPI Close Period pursuant to the irrevocable instructions will be effected in accordance with the authority granted to Vodafone at its Annual General Meeting on 27 July 2004.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 July 2005

Number of ordinary shares transferred:	4,681,966

Highest transfer price per share:	137p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 4,851,047,270 of its ordinary shares in treasury and has 63,563,746,702 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

EXERCISE OF OPTIONS

Vodafone Group Plc (“Vodafone”) announces that on 11 July 2005 13,877,887 shares under option were exercised by participants in its employee share schemes.

Vodafone intends to transfer ordinary shares of US$0.10 each, which were previously held as treasury shares, to satisfy 11,701,139 shares exercised under option and to allot and issue ordinary shares of US$0.10 each to satisfy 2,176,748 shares exercised under option.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	12 July 2005

Number of ordinary shares purchased:	25 million

Highest purchase price paid per share:	143.25p

Lowest purchase price paid per share:	140.75p

Volume weighted average price per share:	142.3925p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,194,500,000 shares at a cost (including dealing and associated costs) of £1,649,241,543.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 July 2005

Number of ordinary shares transferred:	11,699,739

Highest transfer price per share:	139.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,864,347,531 of its ordinary shares in treasury and has 63,552,655,689 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	13 July 2005

Number of ordinary shares purchased:	24 million

Highest purchase price paid per share:	144.25p

Lowest purchase price paid per share:	142.75p

Volume weighted average price per share:	143.3594p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,218,500,000 shares at a cost (including dealing and associated costs) of £1,683,826,713.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 July 2005

Number of ordinary shares transferred:	9,697,651

Highest transfer price per share:	141p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,878,649,880 of its ordinary shares in treasury and has 63,540,923,746 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	14 July 2005

Number of ordinary shares purchased:	24 million

Highest purchase price paid per share:	145p

Lowest purchase price paid per share:	142.5p

Volume weighted average price per share:	143.9089p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,242,500,000 shares at a cost (including dealing and associated costs) of £1,718,544,448.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 July 2005

Number of ordinary shares transferred:	6,081,003

Highest transfer price per share:	142.5p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,896,568,877 of its ordinary shares in treasury and has 63,524,595,658 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 14 July 2005 by Mourant ECS Trustees Limited that on 12 July 2005 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 143p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Peter Richard Bamford*	174
Sir Julian Horn-Smith*	174
Kenneth John Hydon*	174
Alan Paul Harper	174
Stephen Roy Scott	174
Paul Michael Donovan	174

* Denotes Main Board Director

S R Scott
Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	15 July 2005

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	143.5p

Lowest purchase price paid per share:	142p

Volume weighted average price per share:	142.5187

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,267,500,000 shares at a cost (including dealing and associated costs) of £1,754,359,399.

Following the purchase of these shares, Vodafone holds 4,921,568,877 of its ordinary shares in treasury and has 63,499,595,658 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Notification of Major interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was notified on 15 July by Fidelity Investments International that on 13 July 2005 FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, held, solely for investment purposes, a total of 1,926,116,201 ordinary shares of US$0.10 each in the capital of the Company, in the following form:

1,441,542,751 Ordinary shares

484,573,450 Ordinary shares from ADR conversion

These holdings represent approximately 3.04 per cent of the issued ordinary shares capital of the Company.

S R Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	18 July 2005

Number of ordinary shares purchased:	14.7 million

Highest purchase price paid per share:	143.25p

Lowest purchase price paid per share:	141.50p

Volume weighted average price per share:	142.5165p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,282,200,000 shares at a cost (including dealing and associated costs) of £1,775,418,265.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 July 2005

Number of ordinary shares transferred:	6,054,399

Highest transfer price per share:	143.00p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,930,214,478 of its ordinary shares in treasury and has 63,491,549,224 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	19 July 2005

Number of ordinary shares purchased:	15,000,000

Highest purchase price paid per share:	141.5p

Lowest purchase price paid per share:	140.75p

Volume weighted average price per share:	141.21667p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,297,200,000 shares at a cost (including dealing and associated costs) of £1,796,710,915.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 July 2005

Number of ordinary shares transferred:	5,276,300

Highest transfer price per share:	143.5p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,939,938,178 of its ordinary shares in treasury and has 63,483,336,843 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.R (i) of the Disclosure Rules sourcebook, I have to inform you that on 19 July 2005, Simon David Lewis, a person discharging managerial responsibility, was granted an option over 3,482 ordinary shares of US$0.10 each in the Company pursuant to the Vodafone Group 1998 Sharesave Scheme at a price per share of 108.84p.  The option will be exercisable three years from the date of grant provided that the required monthly savings are maintained until then.

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	20 July 2005

Number of ordinary shares purchased:	18,000,000

Highest purchase price paid per share:	142.75p

Lowest purchase price paid per share:	141.5p

Volume weighted average price per share:	142.00463p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,315,200,000 shares at a cost (including dealing and associated costs) of £1,822,404,666.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 July 2005

Number of ordinary shares transferred:	2,075,892

Highest transfer price per share:	141.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,955,862,286 of its ordinary shares in treasury and has 63,467,614,793 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	21 July 2005

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	143.25p

Lowest purchase price paid per share:	141.25p

Volume weighted average price per share:	142.41102p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,332,200,000 shares at a cost (including dealing and associated costs) of £1,846,740,430.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 July 2005

Number of ordinary shares transferred:	1,487,918

Highest transfer price per share:	141p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,971,374,368 of its ordinary shares in treasury and has 63,455,947,199 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	22 July 2005

Number of ordinary shares purchased:	14,000,000

Highest purchase price paid per share:	143.75p

Lowest purchase price paid per share:	141.5p

Volume weighted average price per share:	142.8348p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,346,200,000 shares at a cost (including dealing and associated costs) of £1,866,841,284.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 July 2005

Number of ordinary shares transferred:	2,362,209

Highest transfer price per share:	142.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 4,983,012,159 of its ordinary shares in treasury and has 63,444,820,148 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	25 July 2005

Number of ordinary shares purchased:	24,000,000

Highest purchase price paid per share:	147.5p

Lowest purchase price paid per share:	144.5p

Volume weighted average price per share:	145.75p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,370,200,000 shares at a cost (including dealing and associated costs) of £1,902,003,181.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 July 2005

Number of ordinary shares transferred:	2,116,900

Highest transfer price per share:	142.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,004,895,259 of its ordinary shares in treasury and has 63,423,197,407 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected pursuant to irrevocable instruction given prior to 11 July 2005 as announced by Vodafone on 11 July 2005.

Ordinary Shares

Date of purchase:	26 July 2005

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	148.75p

Lowest purchase price paid per share:	146.25p

Volume weighted average price per share:	147.955p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,395,200,000 shares at a cost (including dealing and associated costs) of £1,939,184,274.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 July 2005

Number of ordinary shares transferred:	9,067,138

Highest transfer price per share:	143.50p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,020,828,121 of its ordinary shares in treasury and has 63,410,203,978 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(i) of the Disclosure Rules sourcebook, I have to inform you of the following changes in share interests of directors and other persons discharging managerial responsibilities (PDMRs) of the Company as a result of awards of performance shares and the grant of share options. The vesting of the awards and grants is conditional upon the achievement of performance conditions:

	Number of ordinary shares of US$0.10 in the capital of Vodafone Group Plc
	Award of performance shares (1)(3)	Grant of share options (2)(3)
Arun Sarin*	1,717,120	5,711,292
Peter Richard Bamford*	876,532	2,915,424
Thomas Geitner*	811,127	2,697,882
Sir Julian Horn-Smith*	1,117,080	3,715,505
Andrew Nigel Halford*	539,975	1,796,003
James Brian Clark	589,630	1,961,162
Paul Michael Donovan	320,610	1,066,377
Pietro Guindani	387,039	1,287,327
Alan Paul Harper	400,904	1,333,443
Simon David Lewis	294,826	980,618
Timothy Marshall Miles	167,586	557,408
William Thomas Morrow	362,212	1,204,749
Stephen Roy Scott	308,131	1,024,872

* Denotes Director of the Company

(1)

Conditional awards of shares were granted on 26 July 2005 by the Trustees of the Vodafone Group Employee Trust. The awards have been granted in accordance with the Vodafone Group Plc 1999 Long Term Stock Incentive Plan. The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is comparative total shareholder return (TSR). The TSR of Vodafone Group Plc over the three year performance period is compared to that of other constituent companies of the FTSE Global Telecommunications index and companies are ranked by reference to their relative TSR performance.  If Vodafone’s TSR performance is such as to position it in the top half of the performance ranking of the constituent companies, all or some of the shares comprised in the award will vest.  The vesting schedule provides that 25% of the award will vest for median performance, rising to full vesting if the Company’s performance is within the top 20% of companies in the index.

(2)

The options were granted on 26 July 2005 by the Company in accordance with the Vodafone Group Plc 1999 Long Term Stock Incentive Plan and with the Company’s policy on long-term incentives that has been approved by shareholders.  The options will be exercisable at a price per share of 145.25p, which is the London Stock Exchange closing price per share on 25 July 2005.  The options will be exercisable subject to continued employment with the Vodafone Group and the satisfaction of a performance condition approved by the Remuneration Committee.  The performance condition is that compound growth in adjusted earnings per share over the three-year performance period must exceed at least 8% per annum.  If the compound growth is 8% per annum, 25% of the option will vest rising to full vesting if compound growth is 16% per annum.  In the event that full vesting is not achieved after three years, the options will lapse.  The options are normally exercisable at any time between 3 and 10 years from the date of grant.

(3)

These awards are also conditional on the directors and other PDMRs being compliant with the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding.  The levels are four times salary for the Chief Executive, three times salary for other Board directors and two times salary for the other PDMRs, who are members of the Executive Committee.

S R Scott

Group General Counsel and Company Secretary

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.R (i) of the Disclosure Rules sourcebook, I hereby inform you that Mr Andrew Halford, Chief Financial Officer, who was elected as a Director of the Company at the Annual General Meeting on 26 July 2005, has a beneficial interest in 309,415 ordinary shares of US$0.10 each in the Company and has a further potential interest in 4,087,472 ordinary shares of US$0.10 each in the Company by virtue of his participation in the Company’s various share plans.

Note: There are no matters requiring disclosure in relation to paragraph 9.6.13 of the Listing Rules.

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 July 2005

Number of ordinary shares transferred:	9,142,347

Highest transfer price per share:	145.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,011,685,774 of its ordinary shares in treasury and has 63,424,585,572 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 July 2005

Number of ordinary shares transferred:	3,597,201

Highest transfer price per share:	148.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,008,088,573 of its ordinary shares in treasury and has 63,430,247,150 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 22, 2005	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary